UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON FEBRUARY 20, 2013

I. Date, Time and Place: On February 20, 2013, at 10:00 am, at the registered head offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14th floor, suite 142, Vila Olímpia, in the City of São Paulo, State of São Paulo.

II. Chair: Mr. Murilo Passos, Chairman of the Board of Directors, and Secretary, Gisélia Silva, pursuant to Article 11 of the Company’s Bylaws.

III. Attendance: Shareholders representing more than 2/3 (two thirds) of the voting capital of the Company as recorded in the Shareholders’ Attendance Register. Also attending, Wilson Ferreira Jr., Company’s Chief Executive Officer.

IV. Call Notice: Published in the newspaper Valor Econômico, in the editions of January 21, 22 and 23, 2013, and in the Diário Oficial do Estado de São Paulo – The Official Gazette of the State of São Paulo, in the editions of January 22, 23 and 24, 2013.

V. Agenda: (i)  to acknowledge the resignation of a member of the Board of Directors; and (ii)  to elect its substitute, pursuant to item 4.3 of the “Novo Mercado’s” Listing Rules and of the Article 15, paragraph 1, of the Company’s Bylaws.

VI. Reading of Documents, Voting and Drafting the Minutes: (a) the reading of the documents relating to the matters to be discussed in the Extraordinary General Shareholders’ Meeting was waived since the shareholders are already fully cognizant of their content; (b)  eventual manifestations of voting declarations, protests and dissent shall be numbered, received and certified by the Chair and shall be filed at the Company’s registered offices pursuant to Article 130, Paragraph 1 of Law 6.404; (c)  authorized the drafting of these minutes in summarized format and their publication omitting the signatures of all the shareholders pursuant to Article 130, Paragraphs 1 and 2 of Law 6.404/76.

VII. Resolutions Adopted: Following discussions on the matters on the Agenda and pursuant to Article 122 of Law 6.404/76, the shareholders decided, by unanimous vote:

vii.i.   To acknowledge, the resignation of Mrs. ANA DOLORES MOURA CARNEIRO DE NOVAES from the office of Independent Director, to which she was elected at the Ordinary General Shareholders’ Meeting held on April 12, 2012, to assume a public office that prevented her from staying in the exercise of its mandate in Board of Directors, registering the recognition of the Management for the dedication with which she served and the service provided by her to the Company; and

vii.ii.  To elect Mrs. MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Gomes de Carvalho, nº 1510, 14th floor, suite 142, CEP 04547-005, registered in the CPF/MF under number 036.221.618-50, bearer of ID document number 6.578.061-9, issued by SSP/RS, to the Board of Directors of the Company in the role of Independent Director, in addition to the term of office of the current Board of Directors, in accordance with the provisions of Paragraph 3 of Article 15 of the Company’s Bylaws, and wish her best wishes for success. Thus, the composition of the Board of Directors of the Company, to hold office until the date of the Ordinary General Shareholders’ Meeting to be held in April 2013, becomes the following: MURILO CESAR LEMOS DOS SANTOS PASSOS, effective member, and FERNANDO AUGUSTO CAMARGO DE ARRUDA BOTELHO, respective alternate; FRANCISCO CAPRINO NETO, effective member, and MARCELO PIRES OLIVEIRA DIAS, respective alternate; CLAUDIO BORIN GUEDES PALAIA, effective member, and RODRIGO CARDOSO BARBOSA, respective alternate; RENÊ SANDA, effective member, and RIVAIL TREVISAN, respective alternate; IVAN DE SOUZA MONTEIRO, effective member, and TERESA PINTO COELHO GOMES, respective alternate; HELENA KERR DO AMARAL, effective member, and MARTIN ROBERTO GLOGOWSKY, respective alternate, and MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, effective member and Independent Director. The Director hereby elected shall be vested in the respective office against signature of (i) the term of investiture, drafted in the minutes register of the Board of Directors, (ii) the Term of Agreement to which the BM&FBOVESPA’s “Novo Mercado” Listing Rules alludes, according to which she shall undertake to comply with the rules included therein, (iii) the Declaration provided for in CVM Instruction 367/2002, (iv) the Term of Adhesion with the Company’s Material Event Disclosure Policy, (v) the Term of Adhesion with the Company’s Trading Policy of Securities and (vi) the Term of Commitment with the Company’s Code of Ethics and Business Conduct.

VIII. Closure: There being no further business to address, the Chairman adjourned the meeting in order to draft the minutes. With the resumption of the session, the minutes were read, approved and signed by the Chairman, the Secretary and by the attending shareholders.

This is a free English translation of the original instrument drafted to the Company’s records.

Murilo Passos Chairman
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 21, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.